Yangtze River Development Limited

183 Broadway, Suite 5

New York, NY 10007

May 16, 2016

VIA EDGAR

Sonia Gupta Barros, Assistant Director

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Yangtze River Development Limited

Amendment No. 1 to Registration Statement on Form S-1

Filed February 18, 2016

File No. 333-209579

Dear Ms. Barros:

We are in receipt of your comment letter dated May 3, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note your response to comment 1 of our letter. Your disclosure reflects that your assets consist primarily of real estate and that you intend to develop and lease a significant portion of this real estate. We reissue our comment. Please file your next amendment on Form S-11 as required by General Instruction A to Form S-11 and provide the disclosure required by the form.

RESPONSE: We respectfully note the Staff’s comment and advise the Staff that our operating subsidiary, Wuhan Yangtze River Newport Logistics Co., Ltd, focuses on a large-scale full-service logistics infrastructure project providing services, including but not limited to cargo storage, loading and unloading, container handling, cold-chain logistics, shipment packaging, office space sales and leasing, warehouse rental, logistics financial services, central information platform services and other logistics business related services, to a range of logistics-related companies, including forwarders, shipping companies and transportation companies.

Based on the projected $1.6 billion valuation of our Wuhan Logistics Center, we have already invested approximately $0.3 billion into the project. While we did not generate any revenue last year and our assets consist primarily of real estate properties at this point, the construction and development of the properties has been on a rolling basis due the need of additional capital to fully develop this project.

Sonia Gupta Barros

Securities and Exchange Commission

May 16, 2016

Furthermore, we have obtained the land usage rights to 1,918,000 square meters of land specifically zoned for the purpose of developing an infrastructural logistics facility. The logistics facility is expected to include warehouses, office buildings, port terminal, loading and unloading docks, cargo handling facilities and other logistics-related business construction or facilities.

From income perspective, income generated from the use of warehouses, cargo loading and unloading, railway and highway transportation and logistics services and other logistics supporting services is expected to be the main source of the Company, while income from real estate sales and leasing is expected to be a relatively minor portion of our future earnings since we only plan to sell or lease a small portion of our real estate holdings (majority of which is expected to be office spaces) to recoup our initial investment to the project. We plan to use the rest of our real estate properties for the development of our Logistics Center, as a majority of our future income will derive from the service fees we charge for our clients’ use of the warehouses, online information platform, ship berths, cold-chain storages, cargo handling, shipment loading and unloading and etc.

Therefore, instead of being a traditional real estate development company, we identify our company as a large-scale infrastructural full-service logistics company providing services including but not limited to cargo storage, loading and unloading, container handling, cold-chain logistics, office premise sales and leasing, warehouse rental, logistics financial services, central information platform services and other logistics business related services.

Given the facts described above, we believe that Form S-1 is the appropriate registration statement for our public offering.

2.	We note your response to comment 4 of our letter and that you are conducting a best efforts offering. Please revise your undertakings in Part II in accordance with Item 512 of Regulation S-K. Additionally, please disclose the date on which your offering will terminate in accordance with Item 501(b)(8) of Regulation S-K. Further, we note your reference to an over-subscription offering. Please tell us why an over-subscription feature is appropriate in a best-efforts offering.

RESPONSE: We respectfully note the Staff’s comment and advise the Staff that we have revised our undertakings in Part II in accordance with Item 512 of Regulation S-K. We also respectfully revise our disclosure to indicate that our offering will terminate on December 31, 2016 in accordance with Item 501(b)(8) of Regulation S-K. We also respectfully remove the over-subscription feature from this best-efforts offering.

Sonia Gupta Barros

Securities and Exchange Commission

May 16, 2016

Risk Factors, page 7

3.	We have considered your response to comment three. Given your response and the need to file multiple amendments to your Form 10-K to correct errors, please amend to include risk factor disclosures related to your evaluation of internal control over financial reporting. Your disclosures should address similar questions outlined within our initial comment.

RESPONSE: We respectfully note the Staff’s comment and advise the Staff that based on our evaluation of internal control over financial reporting, we believe that we have an effective internal control procedure and that we do not need to revise our disclosure to include risk factor disclosures related to our evaluation of internal control over financial reporting.

The inclusion of a “going concern” opinion in the original Form 10-K filed on February 2, 2016 was due to a clerical error. As we incurred loss from operations for the past two fiscal years, our auditors sent us a copy of “going concern” opinion and had been discussing with us about the going concern issue. The Company’s independent accounting firm later removed the “going concern” opinion because after conducting appropriate due diligence and reviewing supporting documentations such as our business plan, cash flow forecast and an undertaking commitment letter provided by Company’s majority shareholder who is willing to provide sufficient funding on an as-needed basis, it is the auditor’s opinion that the Company has the necessary capital resources to maintain its operation and meet its financial needs for the next 18 months. By December 31, 2015, the majority shareholder, Mr. Xiangyao Liu, contributed $287,841,804 in cash to the Company, of which the Mr. Liu had forgave the outstanding loan in the amount of $285,413,074 he previously had advanced to the Company, and agreed to transfer the loan to be recognized as additional paid-in capital on September 30, 2015. During the period from October 1, 2015 to April 30, 2016, Mr. Liu has lent $2,768,849 to the company to satisfy the Company’s financial needs. Given the continuous commitment to the Company, the majority shareholder is willing to and has the ability to perform further commitments. However, during the process of EDGAR, by mistake, the EDGAR agent inserted a draft audit report with a “going concern” opinion on it. When the management discovered it after the filing, we immediately file an amendment to the 10-K on February 17, 2016. Such isolated event was merely a result of clerical error. We have since placed more attention and emphasis even on the EDGAR procedure to avoid repeating the same mistake.

We recognized a gain of $11,687,098 on the disposal of the Kirin Subsidiaries according to the U.S. GAAP ASC 805 on the original Form 10-K filed on February 2, 2016. The audit committee of the Company’s board of directors believed it is correct to recognize such transaction as a gain. On March 18, 2016, the Staff issued a comment letter where in comment 18 the Company was advised by the SEC that it is more appropriate to treat such transaction as a capital transaction resulting from an extinguishment between related entities. The Company respected the Staff’s suggestion and adjusted the financial accordingly, although we believe both methodologies are in compliance with the applicable accounting rules. We therefore believe that the amendments of our annual report on Form 10-K is not an accurate reflection of the effectiveness of our internal control over financial reporting.

Sonia Gupta Barros

Securities and Exchange Commission

May 16, 2016

Description of Business, page 27

Sales and Marketing, page 33

4.	We note your response to comment 12 of our letter. We reissue our comment. We note that you have entered into a Memorandum of Understanding CMST Development (Hankou) Co. Ltd. (“CMST-Hankou”), Shanxi Chamber of Commerce in Hubei (“SCCH”) and Wuhan Coal Business Association (“WCBA”). Please file these agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe they are not required to be filed. Please ensure you file all required exhibits, including, but not limited to, the employment agreements referenced on page 61. We note that the agreements currently on file were entered into with Kirin International Holding, Inc.

RESPONSE: We respectfully note the Staff’s comment and advise the Staff that we respectfully file copies of translations of the Memorandum of Understanding with CMST Development (Hankou) Co. Ltd. (“CMST-Hankou”), Shanxi Chamber of Commerce in Hubei (“SCCH”) and Wuhan Coal Business Association (“WCBA”) as exhibits to Amendment No. 2 to the Registration Statement on Form S-1.

On January 13, 2016, we filed a Certificate of Amendment to the Articles of Incorporation with the Secretary of the State of the State of Nevada, changing our name from “Kirin International Holdings, Inc.” to “Yangtze River Development Limited”. The employment agreements on file were executed before the name change occurred when the Company was known as “Kirin International Holdings, Inc.”

Management’s Discussion and Analysis …, page 39

Liquidity and Capital Resources, page 47

5.	We note in your response to comment six where you discuss a commitment letter provided by your majority shareholder who is willing to provide sufficient funding on an as-needed basis. Given your historical net loss position and negative cash flow from operating activities, please revise to expand your disclosure to discuss the pertinent facts and circumstances related to this commitment letter including any conditions, limitations, and relevant background information of such shareholder to substantiate its ability to perform on such commitments. Your revised disclosure should highlight the fact that the company has incurred net losses for a number of years, currently is not generating revenues, and discuss any other plans by management to alleviate the potential cash flow concerns. Additionally, please file the agreement in accordance with Item 601(b)(10) of Regulation S-K.

RESPONSE: We respectfully note the Staff’s comment and advise the Staff that our Wuhan Logistics Center is still in the construction and development stage where continuous capital funding is needed while no revenue was generated for the year ended December 31, 2015. The project is expected to be completed by 2020 and we expect to generate revenue when we begin to provide logistics services to clients who will be using our facility.

By December 31, 2015, the majority shareholder, Mr. Xiangyao Liu, contributed $287,841,804 in cash to the Company, of which the Mr. Liu had forgave the outstanding loan in the amount of $285,413,074 he previously had lent to the Company, and agreed to transfer the loan to additional paid-in capital on September 30, 2015. During the period from October 1, 2015 to April 30, 2016, Mr. Liu has lent $2,768,849 to the company to satisfy the Company’s financial needs. Given the continuous commitment to the Company, the majority shareholder is willing to and has the ability to perform further commitments.

Additionally, we have retained investment advisors to help us raise additional capital to satisfy our working capital needs.

Sonia Gupta Barros

Securities and Exchange Commission

May 16, 2016

Notes To The Financial Statements, pages F-7 – F-21

6.	We have considered your response to comment six. We note you discussed the going concern issue with your auditor and your auditor determined that a going concern opinion was not required after due diligence and review of supporting documentation. Please revise to include a separate footnote describing the principal conditions and events that initially caused your auditor to believe substantial doubt existed and the mitigating factors, such as your business plan, cash flow forecast, and commitment letter provided by your majority shareholder. Reference is made to paragraph 11 of AU Section 341 of the PCAOB Interim Auditing Standards.

RESPONSE: We respectfully note the Staff’s comment and advise the Staff that our financial statements be revised to include a separate footnote describing the principal conditions and events that initially caused your auditor to believe substantial doubt existed and the mitigating factors. The following note to the financial statements was added:

22. GOING CONCERN

As shown in the accompanying financial statements, the Company has sustained recurring losses and negative cash flows from operations. Over the past years, the Company has been funded through a combination of bank loans and advances from shareholders. On January 29, 2016, the Company received an undertaking commitment letter provided by the Company’s majority shareholder who is willing to provide sufficient funding on an as-needed basis. In addition, the Company plans to dispose of the existing developed real estate properties with market value of approximately $42 million when the Company needs cash flows. The Company believes that, as a result of these, it currently has sufficient cash and financing commitments to meet its funding requirements for a reasonable period of time.

Note 5. Real Estate Property Completed and Note 6. Real Estate Properties and Land Lots Under Development, page F-14

7.	Please tell us, and revise your footnotes to disclose the following:
▪	Provide an exact location for each of your real estate assets
▪	Explain when and how you acquired your real estate assets, and provide a discussion of the source of funds used to acquire the assets
▪	Explain the nature of your ownership interest and disclose whether any other entity has a direct or indirect interest in your real estate assets
▪	Provide a discussion of methodology used to value your assets

RESPONSE: We respectfully note the Staff’s comment and advise the Staff that our footnotes will be revised to disclose the followings:

Sonia Gupta Barros

Securities and Exchange Commission

May 16, 2016

NOTE 5. REAL ESTATE PROPERTY COMPLETED

As of December 31, 2015, the sole and wholly owned developing project of the Company is called Wuhan Centre China Grand Steel Market (Phase 1) Commercial Building in the south of Hans Road, Wuhan Yangluo Economic Development Zone with approximately 222,496.6 square meters of total construction area. Since June 2009, the Company commenced the construction of the project that funded through a combination of bank loans and advances from shareholders. The Company has obtained certificates representing titles of the land use rights used for the development of the project. As of December 31, 2015, the Company has completed the construction of four buildings covering area of approximately 35,350.4 square meters of construction area. The Company values the real estate assets based on estimates using present value by quoted prices for comparable real estate projects.

NOTE 6. REAL ESTATE PROPERTIES AND LAND LOTS UNDER DEVELOPMENT

As of December 31, 2015, the Company has three buildings under development of the project described in Note 5 covering area of approximately 57,450.4 square meters of construction area.

Land use right with net book value of $181,287,079, including in real estate held for development and land lots undeveloped were pledged as collateral for the financial institution loan as at December 31, 2015. (See Note 10).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2015

General

8.	Given your restatement of your financial statements reflected within the amended 10-K, please also file your required Item 4.02 8-K. The 8-K should include the following;
▪	The date of the conclusion regarding non-reliance
▪	The financial statement years and periods that should no longer be relied upon
▪	A brief description of the facts underlying your conclusion
▪	A statement whether your audit committee or its alternative has discussed this matter with your independent accountants
▪	When the restated financial statements were filed

RESPONSE: We respectfully note the Staff’s comment and advise the Staff that we recognized a gain of $11,687,098 on the disposal of the Kirin Subsidiaries according to the U.S. GAAP ASC 805 on the original Form 10-K filed on February 2, 2016. The Company later adjusted the financial statement to treat such transaction as a capital transaction resulting from an extinguishment between related entities per suggestion provided by the Staff. This adjustment on the financial statement does not impact on shareholder’s interest as it is just an account re-classification.

Sonia Gupta Barros

Securities and Exchange Commission

May 16, 2016

Furthermore, we have filed the amendment to the 10-K to reflect such adjustment on the financial statement immediately after the Company adopted the account re-classification and included the adjusted financials in Amendment No. 1 to the S-1 Registration Statement within four (4) days of the filing of the Amended 10-K. Arguendo, that Form 8-K was required to disclose the adjusted financials, we believe that the filing of the S-1 Amendment effectively replace the need to file a current report on Form 8-K.

Item 9A – Controls and Procedures, page 29

9.	We note that in response to comment 18 you have elected to revise your financial statements for the accounting error. Given that you have amended your 10-K for this error and previously amended your 10-K for the wrong audit opinion being filed, it would appear that your disclosure controls and procedures and internal control over financial reporting are ineffective. Please amend your 10-K to revise conclusions accordingly.

RESPONSE: We respectfully note the Staff’s comment and advise the Staff that we firmly believe our disclosure controls and procedures and internal control over financial reporting are still effective.

The inclusion of a “going concern” opinion in the original Form 10-K filed on February 2, 2016 was due to a clerical error. As we incurred loss from operations for the past two fiscal years, our auditors sent us a copy of “going concern” opinion and had been discussing with us about the going concern issue. The Company’s independent accounting firm later removed the “going concern” opinion because after conducting appropriate due diligence and reviewing supporting documentations such as our business plan, cash flow forecast and an undertaking commitment letter provided by Company’s majority shareholder who is willing to provide sufficient funding on an as-needed basis, it is the auditor’s opinion that the Company has the necessary capital resources to maintain its operation and meet its financial needs for the next 18 months. However, during the process of EDGAR, by human error, the EDGAR agent inserted a draft audit report with a “going concern” opinion on it. When the management discovered after filing, we immediately filed an amendment to the 10-K on February 17, 2016. Such isolated accident was merely caused by staff who handles the EDGAR procedure. We have since placed more attention and emphasis even on the EDGAR procedure to avoid the similar clerical error.

Sonia Gupta Barros

Securities and Exchange Commission

May 16, 2016

We recognized a gain of $11,687,098 on the disposal of the Kirin Subsidiaries according to the U.S. GAAP ASC 805 on the original Form 10-K filed on February 2, 2016. The audit committee of the Company’s board of directors believed it is correct to recognize such transaction as a gain. On March 18, 2016, the Staff issued a comment letter where in comment 18 the Company is advised by the SEC that it is more appropriate to treat such transaction as a capital transaction resulting from an extinguishment between related entities. The Company respectfully accepted Staff’s suggestion and adjusted the financial accordingly, although we believe both methodologies are in compliance with the applicable accounting rules. We therefore believe that the amendments of our annual report on Form 10-K is not an accurate reflection of the effectiveness of our internal control over financial reporting.

Yangtze River Development Limited

By:	/s/ Xiangyao Liu
Name: Xiangyao Liu
Title: Chief Executive Officer